UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

CYMABAY THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

PACIFIC MERGER SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23257D103

(Cusip Number of Class of Securities)

Deborah H. Telman, Esq.

Executive Vice President, Corporate Affairs and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul S. Scrivano Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2008	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (“CymaBay” or the “Company”), at a price of $32.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment No. 5 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on March 21, 2024. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 93,682,371 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn, representing approximately 77.3% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 5,095,996 additional Shares, representing approximately 4.2% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser expect to complete the acquisition of CymaBay on March 22, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of the CymaBay stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each issued and outstanding Share (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company (including those held in the treasury of the Company), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive $32.50 per Share, in cash, without interest, and subject to any required withholding of taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CymaBay’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated as of February 23, 2024.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published February 23, 2024 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release of Parent and CymaBay, dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(B)	Tweet posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(C)	LinkedIn announcement posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(D)	Investor Relations email sent by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(E)	Email to CymaBay employees sent by Parent on February 14, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 14, 2024).

(a)(5)(F)**	Press Release of Parent, dated March 11, 2024, announcing the expiration of the waiting period under the HSR Act.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of December 15, 2022, by and between CymaBay and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CymaBay with the Securities and Exchange Commission on February 23, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed on February 23, 2024 as an exhibit to the Schedule TO.

**	Previously filed on March 11, 2024 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2024

PACIFIC MERGER SUB, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ Daniel P. O’Day
	Name:	Daniel P. O’Day
	Title:	Chairman and Chief Executive Officer

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